UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LINCARE HOLDINGS INC.

(Name of Subject Company (Issuer))

LINDE US INC.

(Offeror)

A Wholly Owned Indirect Subsidiary of

LINDE AG

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

532791100

(CUSIP Number of Class of Securities)

Solms Wittig

Linde AG

Klosterhofstrasse 1

80331 Munich

Germany

+49-89-35757-01

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Richard Hall, Esq.

Mark I. Greene, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019-7475

(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,587,363,169.00	$411,111.82

(1)	Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 86,442,486 shares of Lincare Holdings Inc. common stock (representing the shares of common stock outstanding as of June 29, 2012) by $41.50 per share, which is the offer price.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $411,111.82	Filing Party: Linde AG and Linde US Inc.
Form of Registration No.: Schedule TO	Date Filed: July 11, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Linde US Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Linde AG, a stock corporation organized under the laws of Germany (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 11, 2012 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer by Purchaser to purchase all the issued and outstanding shares of common stock, par value $0.01 per share, of Lincare Holdings Inc., a Delaware corporation (the “Company”), at a price of $41.50 per Share, subject to any required withholding of taxes, net to the seller in cash and without any interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 11, 2012 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“On July 16, 2012, two additional putative class action lawsuits (Britt v. Lincare Holdings Inc., et al., Case No. 12-8607, and Coyne v. Lincare Holdings Inc., et al., Case No. 12-8608) were filed in the Circuit Court of the 6th Judicial Circuit in and for Pinellas County, Florida against the Company, each member of the Company Board, Parent and Purchaser. Each of the plaintiffs, Gena Britt and Hilary Coyne, respectively, claims to be a stockholder of the Company, and purports to be acting on her own behalf and on behalf of the Company’s stockholders. Each complaint alleges that the Company’s directors breached their fiduciary duties in connection with the proposed sale of the Company to Parent, and that the other defendants aided and abetted these alleged breaches of fiduciary duty. Each complaint also alleges that the Schedule 14D-9, filed by the Company with the Securities and Exchange Commission on July 11, 2012, was materially incomplete and omitted certain information. Each action seeks injunctive relief, among other remedies. The Company, Parent and Purchaser intend to vigorously defend against these claims.

Also on July 16, 2012, plaintiffs Himmel and Britt filed a motion seeking an order (i) consolidating the four lawsuits currently filed against the Company, the Company Board, Parent and Purchaser in Pinellas County, Florida, (ii) appointing a leadership structure among the plaintiffs’ law firms, (iii) expediting discovery and (iv) setting a schedule for preliminary injunction proceedings. On July 18, 2012, Parent, Purchaser, the Company and the Company Board filed papers opposing the plaintiffs’ request for expedited discovery and a schedule for preliminary injunction proceedings. A hearing on the plaintiffs’ motion is scheduled for July 23, 2012.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LINDE AG

By	/s/ Solms Wittig
Name: Solms Wittig
Title: Chief Legal Officer

By	/s/ Henning Asche
Name: Henning Asche
Title: Senior Counsel

LINDE US INC.

By	/s/ Jens Luehring
Name: Jens Luehring
Title: Chief Financial Officer

Signature Page to Amendment No. 2 to Schedule TO